Chapman and Cutler LLP
320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3000
F 312.701.2361

August 3, 2023
VIA EDGAR CORRESPONDENCE
Raymond A. Be
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:    Madison ETFs Trust
File Nos. 333-271759; 811-23875

Dear Members of the Staff of the Securities and Exchange Commission,
This letter responds to your additional comments, provided by telephone on July 31, 2023 and August 1, 2023, regarding the registration statement filed on Form N-1A for Madison ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 9, 2023 and subsequently amended on May 11, 2023 and further amended on July 27, 2023 (the “Registration Statement”). The Registration Statement relates to the Madison Mosaic Income Opportunities ETF, Madison Short-Term Strategic Income ETF, Madison Aggregate Bond ETF, Madison Covered Call ETF and Madison Dividend Value ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. The Funds previously filed a correspondence on July 27, 2023, in response to comments given by the staff of the Commission (the “Staff”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Madison Short-Term Strategic Income ETF
The disclosure notes that the Advisor will manage the Fund “so that, under normal market conditions, the weighted average life of the Fund will be 5 years or less.” Please note parenthetically why weighted average life is important to the Fund’s overall strategy and to potential investors.

Response to Comment 1
The above-referenced disclosure has been removed from the Registration Statement.

Comment 2 – Madison Short-Term Strategic Income ETF
Please further clarify the Fund’s “Participate and Protect” investment philosophy. In particular, please address the level of market participation expected during bull markets.

Response to Comment 2
The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Madison Dividend Value ETF
Please explain in plain English the meaning of “Trade near or within the highest quartile (25%) of the company’s historical dividend yield relative to the S&P 500® Index…” Please supplementally confirm in correspondence that historic dividend yield is the main component of the Fund’s dividend value strategy.

Response to Comment 3
The disclosure has been revised in accordance with the Staff’s comment. The Trust confirms that a company’s current dividend yield relative to the company’s historical dividend yield is the main component of the Fund’s dividend value strategy.

Comment 4 – Accounting
Please update Exhibit 99.J to include the auditor’s consent.

Response to Comment 4
The Trust confirms that the auditor’s consent has been included as Exhibit 99.J to the Registration Statement.
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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.
Sincerely yours,
Chapman and Cutler llp
By: /s/ Morrison C. Warren
Morrison C. Warren